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Pricing Supplement No. K20
To the Prospectus dated March 29, 2007,
Prospectus Supplement dated March 24, 2008,
Underlying Supplement dated October 1, 2008
and Product Supplement No. 2A dated October 30, 2008	Filed Pursuant to Rule 424(b)2 Registration No. 333-132936-14 December 19, 2008

Credit Suisse

Credit Suisse
$2,599,000
Buffered Accelerated Return Equity Securities Linked to a Weighted Basket Consisting of the S&P 500® Index, the iShares® MSCI EAFE Index Fund and the Russell 2000® Index due January 26, 2010

General

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The securities are designed for investors who seek a leveraged return linked to the appreciation of a weighted basket consisting of the S&P 500® Index, the iShares® MSCI EAFE Index Fund and the Russell 2000® Index. Investors should be willing to forgo interest payments and, if the Basket declines by more than 10%, be willing to lose up to 90% of their investment.

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Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing January 26, 2010†.

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Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples in excess thereof.

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The securities priced on December 19, 2008 (the "Trade Date") and are expected to settle on December 26, 2008. Delivery of the securities in book-entry form only will be made through The Depository Trust Company.

Key Terms

Issuer:	Credit Suisse, acting through its Nassau Branch (Standard & Poor's A+, Moody's Aa1)††
Basket/Basket Components:	The securities are linked to a weighted basket consisting of three domestic indices and equities (each a "Basket Component," and together, the "Basket Components").
Each Basket Component is identified in the table below, together with its Initial Level and Component Weighting:

Basket Components	Ticker	Initial Level*	Component Weighting
S&P 500® Index	SPX <INDEX>	887.88	70%
iShares® MSCI EAFE Index Fund (the "Fund")	EFA <EQUITY>	43.35	20%
Russell 2000® Index	RTY <INDEX>	486.26	10%

Component Return:	With respect to each Basket Component, the Component Return will be calculated as follows:
Final Level – Initial Level Initial Level
Final Level:	For each Basket Component, the closing level of such Basket Component on the Valuation Date. In the case of the Fund, the closing level will be the closing price per share of the Fund reported on the primary exchange for the Fund, multiplied by the Share Adjustment Factor.
Share Adjustment Factor:	Initially 1.0, subject to adjustment for anti-dilution events, as described in the accompanying product supplement.
Participation Rate:	400%
Redemption Amount:	You will receive a Redemption Amount in cash at maturity that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Basket Return, calculated as set forth below.
Basket Return:	• If the Final Basket Level is greater than the Initial Basket Level, the Basket Return will be calculated as follows, subject to the Basket Return Cap:

Participation Rate x	Final Basket Level – Initial Basket Level Initial Basket Level

• If the Final Basket Level is equal to the Initial Basket Level or less than the Initial Basket Level by not more than 10%, the Basket Return will equal zero and the Redemption Amount will equal the principal amount of the securities.
• If the Final Basket Level is less than the Initial Basket Level by more than 10%, the Basket Return will be calculated as follows:

Final Basket Level – Initial Basket Level Initial Basket Level	+ 10%

If the Final Basket Level is less than the Initial Basket Level by more than 10%, the Basket Return will be negative and you will receive less than the principal amount of your securities at maturity.
Basket Return Cap:	23%
Buffer Amount:	10%
Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will be calculated as follows:
100 × [1 + (S&P 500 Index Return x 70%) + (iShares MSCI EAFE Index Fund Return × 20%) + (Russell 2000 Index Return x 10%)]
The "S&P 500 Index Return," the "iShares MSCI EAFE Index Fund Return" and the "Russell 2000 Index Return" are the respective Component Returns for each Basket Component.
Valuation Date†:	January 19, 2010
Maturity Date†:	January 26, 2010
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	22546EEM2

†    Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under "Description of the Securities—Market disruption events."

††    A credit rating is not a recommendation to buy, sell, or hold the securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to securities issued by Credit Suisse, does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page PS-3 of the accompanying product supplement and page IS-2 of the accompanying underlying supplement and "Selected Risk Considerations" beginning on page 6 of this pricing supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling 1-800-584-6837.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer

Per security	$1,000	$0	$1,000

Total	$2,599,000	$0	$2,599,000

We expect that delivery of the securities will be made against payment for the securities on or about December 26, 2008, which will be the fourth business day following the trade date for the securities (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the trade date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. In addition, the securities are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee

Notes	$2,599,000	$102.14

Credit Suisse

December 19, 2008

Additional Terms Specific to the Securities

You should read this pricing supplement together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, the product supplement dated October 30, 2008 and the underlying supplement dated October 1, 2008, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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  Prospectus dated March 29, 2007:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

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  Prospectus supplement dated March 24, 2008:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

  •
  Product supplement No. 2A dated October 30, 2008:

    http://www.sec.gov/Archives/edgar/data/1053092/000104746908011383/a2188754z424b2.htm

  •
  Underlying supplement dated October 1, 2008:

    http://www.sec.gov./Archives/edgar/data/1053092/000104746908010527/a2188052z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement and underlying supplement and "Selected Risk Considerations" in this pricing supplement, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Hypothetical Redemption Amounts at Maturity for Each $1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts at maturity for a $1,000 security for a hypothetical range of performance for the Basket from +100% to -100% (the actual Final Basket Level will be determined on the Valuation Date). The "Leveraged Return" in the table below is the percentage change in Basket Level multiplied by the Participation Rate. The hypothetical Redemption Amounts set forth below reflect an Initial Basket Level of 100, a Participation Rate of 400% and a Basket Return Cap of 23%. The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the securities. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Percentage Change in Basket Level	Leveraged/Buffered Return	Redemption Amount
200.00	100.00%	23.00%	$1,230.00
180.00	80.00%	23.00%	$1,230.00
165.00	65.00%	23.00%	$1,230.00
150.00	50.00%	23.00%	$1,230.00
140.00	40.00%	23.00%	$1,230.00
125.00	25.00%	23.00%	$1,230.00
120.00	20.00%	23.00%	$1,230.00
115.00	15.00%	23.00%	$1,230.00
110.00	10.00%	23.00%	$1,230.00
105.75	5.75%	23.00%	$1,230.00
105.00	5.00%	20.00%	$1,200.00
102.50	2.50%	10.00%	$1,100.00
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
80.00	-20.00%	-10.00%	$900.00
70.00	-30.00%	-20.00%	$800.00
60.00	-40.00%	-30.00%	$700.00
50.00	-50.00%	-40.00%	$600.00
40.00	-60.00%	-50.00%	$500.00
30.00	-70.00%	-60.00%	$400.00
20.00	-80.00%	-70.00%	$300.00
10.00	-90.00%	-80.00%	$200.00
0.00	-100.00%	-90.00%	$100.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Final Basket Level is 120, an increase of 20% from the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is greater than the Initial Basket Level is as follows:

  Basket Return = 400% * [(120 - 100)/100] = 80%, subject to the Basket Return Cap of 23%
  Basket Return = 23%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = $1,000 * 1.23
  Redemption Amount = $1,230

In this example, at maturity you will receive a Redemption Amount equal to $1,230 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the Basket Level, subject to the Basket Return Cap.

Example 2: The Final Basket Level is 105, an increase of 5% from the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is greater than the Initial Basket Level is as follows:

  Basket Return = 400% * [(105 - 100)/100] = 20%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = $1,000 * 1.20
  Redemption Amount = $1,200

In this example, at maturity you will receive a Redemption Amount equal to $1,200 per $1,000 principal amount of securities based on a leveraged return linked to the appreciation in the Basket Level.

Example 3: The Final Basket Level is 100, equal to the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is equal to the Initial Basket Level is as follows.

  Basket Return = 0.00%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = $1,000 * 1.00
  Redemption Amount = $1,000

In this example, at maturity you will receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities.

Example 4: The Final Basket Level is 95, a decrease of 5% from the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is less than the Initial Basket Level by not more than 10% is as follows:

  Basket Return = 0.00%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = $1,000 * 1.00
  Redemption Amount = $1,000

In this example, at maturity you will receive a Redemption Amount equal to $1,000 per $1,000 principal amount of securities because the Final Basket Level is less than the Initial Basket Level by not more than the Buffer Amount.

Example 5: The Final Basket Level is 80, a decrease of 20% from the Initial Basket Level. The determination of the Redemption Amount when the Final Basket Level is less than the Initial Basket Level by more than 10% is as follows:

  Basket Return = [(80 - 100)/100] + 10% = -10%
  Redemption Amount = Principal * (1 + Basket Return)
  Redemption Amount = $1,000 * 0.90
  Redemption Amount = $900

In this example, at maturity you will receive a Redemption Amount equal to $900 per $1,000 principal amount of securities because the Final Basket Level is less than the Initial Basket Level by more than the Buffer Amount and you participate in any depreciation in the Basket Level beyond the Buffer Amount.

What is the Redemption Amount on the Securities for Three Hypothetical Scenarios?

The table and calculations below illustrate the hypothetical Redemption Amount per $1,000 principal amount of securities for three hypothetical scenarios and assumes an Initial Level of 900 for the S&P 500® Index, 45.00 for the iShares® MSCI EAFE® Index Fund, 500 for the Russell 2000® Index and a Basket Return Cap of 23%. The scenarios illustrate how, even where there is a positive return on one Basket Component, negative returns on the other Basket Components may outweigh the positive return and the return on the securities may be negative. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

	Scenario 1
Basket Component	S&P 500® Index	iShares® MSCI EAFE® Index Fund	Russell 2000® Index
Initial Level	900	45.00	500
Final Level	954	49.50	525
Component Return	6%	10%	5%
Component Weighting	70.00%	20.00%	10.00%
Contribution to Basket	4.20%	2.00%	.50%
Final Basket Level	106.70
% Change in Basket Level	6.70%
Basket Return	23.00%
Redemption Amount	$1,230.00

	Scenario 2
Basket Component	S&P 500® Index	iShares® MSCI EAFE® Index Fund	Russell 2000® Index
Initial Level	900	45.00	500
Final Level	360	22.50	625
Component Return	-60%	-50%	25%
Component Weighting	70.00%	20.00%	10.00%
Contribution to Basket	-42%	-10%	2.5%
Final Basket Level	50.50
% Change in Basket Level	-49.50%
Basket Return	-39.50%
Redemption Amount	$605.00

	Scenario 3
Basket Component	S&P 500® Index	iShares® MSCI EAFE® Index Fund	Russell 2000® Index
Initial Level	900	45.00	500
Final Level	819	41.40	450
Component Return	-9%	-8%	-10%
Component Weighting	70.00%	20.00%	10.00%
Contribution to Basket	-6.3%	-1.6%	-1.0%
Final Basket Level	91.10
% Change in Basket Level	-8.90%
Basket Return	0.00%
Redemption Amount	$1,000.00

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Scenario 1: Scenario 1 assumes hypothetical Component Returns of 6%, 10% and 5% for the S&P 500® Index, iShares® MSCI EAFE® Index Fund and the Russell 2000® Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (S&P 500 Index Return × S&P 500 Index Weighting) + (iShares MSCI EAFE Index Fund Return × iShares MSCI EAFE Index Fund Weighting) + (Russell 2000 Index Return × Russell 2000 Index Weighting)]
	=	100 × [1 + (6% × 70.00%) + (10% × 20.00%) + (5% × 10.00%)]
	=	106.70

Because the Final Basket Level of 106.70 is greater than the Initial Basket Level of 100 and the Basket Return is limited to the Basket Return Cap, the investor receives a payment at maturity of $1,230 per $1,000 principal amount of securities, which is subject to the Basket Return Cap on the securities as follows:

Redemption Amount	=	$1,000 + ($1,000 × Basket Return × Participation Rate), subject to the Basket Return Cap of 23.00%
	=	$1,000 + ($1,000 × 6.70% × 400%), subject to the Basket Return Cap of 23.00%
	=	$1,230.00

Scenario 2: Scenario 2 assumes hypothetical Component Returns of -60%, -50%, and 25% for the S&P 500® Index, iShares® MSCI EAFE® Index Fund and Russell 2000® Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (S&P 500 Index Return × S&P 500 Index Weighting) + (iShares MSCI EAFE Index Fund Return × iShares MSCI EAFE Index Fund Weighting) + (Russell 2000 Index Return × Russell 2000 Index Weighting)]
	=	100 × [1 + (-60% × 70.00%) + (-50% × 20.00%) + (25% × 10.00%)]
	=	50.50

Because the Final Basket Level of 50.50 is less than the Initial Basket Level of 100, and Final Basket Level has declined from the Initial Basket Level by more than the Buffer Amount of 10.00%, the investor will receive a payment at maturity of $605.00 per $1,000 principal amount of securities calculated as follows:

Redemption Amount	=	$1,000 + ($1,000 × (Basket Return + Buffer Level))
	=	$1,000 + ($1,000 × (-49.50% + 10%))
	=	$605.00

In this example, even though the Russell 2000 Index Return is positive, the negative returns on the other Basket Components outweigh the positive return on the Russell 2000® Index and the Basket Return is less than -10.00%. As a result, the return on the securities is negative.

Scenario 3: Scenario 3 assumes hypothetical Component Returns of -9%, -8% and -10% for the S&P 500® Index, iShares® MSCI EAFE® Index Fund and Russell 2000® Index, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 × [1 + (S&P 500 Index Return × S&P 500 Index Weighting) + (iShares MSCI EAFE Index Fund Return × iShares MSCI EAFE Index Fund Index Weighting) + (Russell 2000 Index Return × Russell 2000 Index Weighting)]
	=	100 × [1 + (-9% × 70.00%) + (-8% × 20.00%) + (-10% × 10.00%)]
	=	91.10

Because the Final Basket Level of 91.10 is less than the Initial Basket Level of 100, and the Final Basket Level has declined from the Initial Basket Level by less than the Buffer Level of 10.00%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

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  YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your principal amount in excess of $100 per $1,000 principal amount. You could lose up to $900 per $1,000 principal amount of securities. If the Final Basket Level is less than the Initial Basket Level by more than 10%, you will lose 1% of your principal for each 1% decline in the Final Basket Level as compared to the Initial Basket Level beyond the Buffer Amount.

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  CAPPED APPRECIATION POTENTIAL – If the Final Basket Level is greater than the Initial Basket Level, for each $1,000 principal amount of securities, you will receive at maturity $1,000 multiplied by the sum of 1 plus the Basket Return, subject to the Basket Return Cap. The Basket Return will not exceed the Basket Return Cap of 23%, regardless of the appreciation in the Basket Level, which may be significant. Accordingly, the maximum Redemption Amount of the securities at maturity is $1,230 per $1,000 principal amount of securities.

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  THE BASKET COMPONENTS ARE NOT EQUALLY WEIGHTED – The securities are linked to a weighted Basket consisting of three Basket Components. Each such Basket Component has a different weight in determining the value of the Basket, as specified in this pricing supplement. One consequence of such an unequal weighting of the Basket Components is that if a higher weighted Basket Component performs poorly and a lower weighted Basket Component performs well, the Final Basket Level will reflect the poor performance of the higher weighted Basket Component more than it reflects the strong performance of the lower weighted Basket Component, which may have an adverse effect on the value of the securities.

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  CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER – Price movements in the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Component Underlying or Basket Components.

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  CURRENCY EXCHANGE RISK – The securities, which are denominated in U.S. dollars, are subject to currency exchange risk through their exposure to the performance of the MSCI EAFE® Index, the tracking index for the Fund, which measures the performance of certain foreign stocks. For example, if the local currency depreciates relative to the U.S. dollar, the performance of the MSCI EAFE® Index will be adversely affected. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the MSCI EAFE® Index, the level of the Fund and the value of the securities.

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  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your securities, the original issue price of the securities includes the agent's commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

  •
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Basket Components would have.

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  LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities.

  •
  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

  •
  ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.

  •
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Basket Components on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    o
    the expected volatility of the Basket Components;

    o
    the time to maturity of the securities;

    o
    the dividend rate on the common stocks underlying the Basket Components;

    o
    interest and yield rates in the market generally;

    o
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks underlying the Basket Components or stock markets generally and which may affect the level of any of the Basket Components; and

    o
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

    Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities. Such hedging or trading activities on or prior to the trade date and during the term of the securities (including on the final valuation date) could adversely affect the value of the Basket Components and, as a result, could decrease the amount you may receive on the securities at maturity. For further information, please refer to "Use of Proceeds and Hedging" in the accompanying product supplement.

Basket Components

The S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is reported by Bloomberg under the ticker symbol "SPX." This is just a summary of the S&P 500® Index. For further information on the S&P 500® Index, please refer to "The S&P 500® Index" in the accompanying underlying supplement.

The iSHARES® MSCI EAFE® Index Fund

The iShares® MSCI EAFE® Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index. The iShares® MSCI EAFE® Index Fund is reported by Bloomberg under the ticker symbol "EFA". This is just a summary of the iShares® MSCI EAFE® Index Fund. For further information on the iShares® MSCI EAFE® Index Fund, please refer to "The iShares® MSCI EAFE® Index Fund" in the accompanying underlying supplement.

The MSCI EAFE® Index

The MSCI EAFE Index® is intended to provide performance benchmarks for 21 developed equity markets in Europe, Australasia and the Far East, namely those of Australia, New Zealand, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE® Index is reported by Bloomberg under the ticker symbol "MXEA". This is just a summary of the MSCI EAFE® Index. For further information on the MSCI EAFE® Index, please refer to "The MSCI EAFE® Index" in the accompanying underlying supplement.

The Russell 2000® Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index is reported by Bloomberg under the ticker symbol "RTY." This is just a summary of the Russell 2000® Index. For further information on the Russell 2000® Index, please refer to "The Russell 2000® Index" in the accompanying underlying supplement.

Historical Information

The following graphs set forth the historical performance of the Basket Components from January 2, 2003 through December 19, 2008. The S&P 500® Index closing level on December 19, 2008 was 887.88. The Russell 2000® Index closing level on December 19, 2008 was 486.26. The iShares® MSCI EAFE® Index Fund closing level on its primary exchange on December 19, 2008 was 43.35. We obtained the Basket Components closing levels below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical levels of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the Basket Components closing level on any trading day during the term of the securities, including on the final valuation date. We cannot give you assurance that the performance of the Basket Components will result in a return in excess of the principal amount.

Historical Performance of the S&P 500® Index

Historical Performance of the Russell® 2000 Index

Historical Performance of the iShares® MSCI EAFE® Index Fund

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

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  a financial institution,

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  a mutual fund,

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  a tax-exempt organization,

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  a grantor trust,

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  certain U.S. expatriates,

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  an insurance company,

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  a dealer or trader in securities or foreign currencies,

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  a person (including traders in securities) using a mark-to-market method of accounting,

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  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

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  an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date of this pricing supplement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, we intend to treat the securities, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Basket Components that are eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute "contingent payment debt instruments" that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss.

It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked to market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term "U.S. Holder," for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under "Constructive Ownership Transaction Rules"), a U.S. Holder should recognize capital gain or loss upon the maturity of the securities (or upon the sale or other taxable disposition of the securities prior to their maturity) in an amount equal to the difference between the amount realized at such time and the tax basis in the securities (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Constructive Ownership Transaction Rules

Under Code section 1260, all or a portion of gain arising from certain "constructive ownership transactions" may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities. Code section 1260 also provides that the IRS is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey "substantially all the economic return" with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the Basket Components. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the Basket Components, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities. You should consult with your tax advisors regarding the possible application of the constructive ownership transaction rules to the securities.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a "Non-U.S. Holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) whether income and gain on such an instrument should be ordinary or capital, and (c) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") before the House Ways and Means Committee that would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill. The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to Credit Suisse Securities (USA) LLC.

The distribution agreement provides that Credit Suisse Securities (USA) LLC is obligated to purchase all of the securities if any are purchased.

Credit Suisse Securities (USA) LLC proposes to offer the securities at the offering price and will receive the underwriting discounts and commissions set forth on the cover page of this pricing supplement. Credit Suisse Securities (USA) LLC may allow the same discount on the principal amount per security on sales of such securities of other brokers or dealers. If all of the securities are not sold at the initial offering price, Credit Suisse Securities (USA) LLC may change the public offering price and other selling terms.

We expect that delivery of the securities will be made against payment for the securities on or about the December 26, 2008, which will be the fourth business day following the Trade Date for the securities (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

For further information, please refer to "Underwriting" in the accompanying product supplement.

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